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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
B- ฿40907



FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

FEB 2 6 200'

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2003___ AND ENDING ___DECEMBER 31, 2003___
                                         MM/DD/YY   MM/DD/YY

'87

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
        IFS FUND DISTRIBUTORS, INC.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
95-4202703
FIRM I.D. NO.

___221 EAST FOURTH STREET_____SUITE 300_____
                                       (No. and Street)

___CINCINNATI, OHIO_____45202_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   TERRIE A. WIEDENHEFT_____(513)362-8242____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___ERNST & YOUNG LLP_____
                              (Name – if individual, state last, first, middle name)

___1900 SCRIPPS CENTER, 312 WALNUT STREET___CINCINNATI, OHIO 45202___
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

04004727

OATH OR AFFIRMATION

I, __TERRIE A. WIEDENHEFT__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __IFS FUND DISTRIBUTORS, INC.__, as of __DECEMBER 31__, 20 __03__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

SANDRA J. HARLEY
Notary Public, State of Ohio
My Commission Expires 12-5-05
Recorded in Clermont County

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Financial Statements and Supplementary Information

IFS Fund Distributors, Inc.

Year ended December 31, 2003
with Report of Independent Auditors

IFS Fund Distributors, Inc.

Financial Statements and Supplementary Information

Year ended December 31, 2003

Contents

 **ERNST & YOUNG**

■ Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

■ Phone: (513) 612-1400
www.ey.com

Report of Independent Auditors

The Board of Directors
IFS Fund Distributors, Inc.

We have audited the accompanying statement of financial condition of IFS Fund Distributors, Inc., an indirect wholly owned subsidiary of Western and Southern Life Insurance Company, as of December 31, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IFS Fund Distributors, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Untied States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 23, 2004

IFS Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$ 350,019
Unaffiliated accounts receivable	1,799
Affiliated accounts receivable	413
Federal income tax receivable from affiliate	1,293
Prepaid expenses	49,693
Total assets	$ 403,217

Liabilities and Stockholder's Equity

Accounts payable and accrued liabilities	$ 11,488

Stockholder's equity:

Common stock, $.01 par, 1,000 shares authorized; 500 shares issued and outstanding	5
Additional paid-in capital	430,311
Accumulated deficit	(38,587)
Total stockholder's equity	391,729
Total liabilities and stockholder's equity	$ 403,217

See accompanying notes

IFS Fund Distributors, Inc.

Statement of Operations

Year Ended December 31, 2003

Revenue

Commissions, fees and other income	$ 1,776,097

Expenses

Commissions	1,759,097
Professional fees	18,992
Office expenses	17,758
Total expenses	1,795,847
Loss before provision for income taxes	(19,750)
Income tax benefit	6,915
Net loss	$ (12,835)

See accompanying notes

IFS Fund Distributors, Inc.

Statement of Changes in Stockholder's Equity

December 31, 2003

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance - December 31, 2002	$ 5	$ 230,311	$ (25,752)	$ 204,564
Capital contribution from parent	-	200,000	-	200,000
Net loss	-	-	(12,835)	(12,835)
Balance - December 31, 2003	$ 5	$ 430,311	$ (38,587)	$ 391,729

See accompanying notes.

IFS Fund Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2003

Cash flows used in operating activities	
Net loss	$ (12,835)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Unaffiliated accounts receivable	27,455
Affiliated accounts receivable	21,418
Federal income tax receivable from affiliate	2,917
Prepaid expenses	(8,495)
Accounts payable and accrued liabilities	(71,061)
Net cash used in operating activities	(40,601)
Cash flows from financing activities	
Capital contribution	200,000
Net increase in cash and cash equivalents	159,399
Cash and cash equivalents at beginning of year	190,620
Cash and cash equivalents at end of year	$ 350,019

See accompanying notes

Notes to Financial Statements

December 31, 2003

1. Organization and Nature of Business

IFS Fund Distributors, Inc. (the "Company") is a registered broker-dealer engaged primarily in asset management, mutual funds and trading in securities. The Company recognizes revenue, primarily commissions and fees, as earned on a trade date basis.

The Company is a wholly owned subsidiary of IFS Financial Services, Inc. (IFS). IFS is a wholly owned subsidiary of Western-Southern Life Assurance Company (WSLAC), a wholly owned subsidiary of The Western and Southern Life Insurance Company (Western and Southern).

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts and investments in money market funds.

Commission Income

Commission income is recognized for distribution related services when investment contracts are executed and recognized on securities transactions based on the trade date.

Income Taxes

The Company is included in the consolidated federal income tax return with Western and Southern. Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income tax expense under the separate return method as permitted under SFAS No. 109. The benefit from losses of the Company shall be available to offset the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement. The Company received $9,831 for income taxes in the current year. The amount of taxes currently receivable from Western and Southern as of December 31, 2003 was $1,293.

2. Significant Accounting Policies (continued)

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, Rule 15c3-1 (the "Rule") promulgated by the Securities and Exchange Commission, which requires that the Company maintains a minimum net capital of $25,000 and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of December 31, 2003, the Company's net capital, as defined, was $140,726 which was $115,726 in excess of required net capital, and its ratio of aggregate indebtedness to net capital is 0.08 to 1.

4. Exemption from Rule 15c3-3

The Company carries no customer accounts and promptly transmits all customer funds and securities to its clearing brokers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

Supplementary Information

IFS Fund Distributors, Inc.

Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Computation of net capital

1	Stockholder's Equity	$	391,729
	Less non-allowable assets:		
2	Other receivables		(2,589)
3	Prepaid assets		(49,693)
4	Net capital before fidelity bond deduction		339,447
5	Less fidelity bond deduction		(198,721)
6	Net capital	$	140,726

Computation of aggregate indebtedness

7	Total aggregate indebtedness liabilities from balance sheet	$	11,488
8	Add drafts for immediate credit		-
9	Deduct adjustment based on Special Reserve Accounts (15c3-1) (c) (1) (VII)		-
10	Total aggregate indebtedness	$	11,488

Computation of basic net capital requirement

11	Minimum net capital required (6 2/3% of line 10)	766
12	Minimum net capital required of reporting broker	25,000
13	Net capital requirement (greater of line 11 or 12)	25,000
14	Excess net capital (line 6 less line 13)	115,726
15	Excess net capital at 1000% (line 6 less 10% of line 10)	139,577

Computation of aggregate indebtedness to net capital

16	Percentage of aggregate indebtedness to net capital (line 10/line 6)	8%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2003 FOCUS filing.

Exhibit

■ Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

■ Phone: (513) 612-1400
www.ey.com

Exhibit A

IFS Fund Distributors, Inc.

Report on Internal Controls Required by the Securities Exchange Act Rule 17a-5 for a Broker-Dealer Claiming an Exemption from the Securities Exchange Act Rule 15c3-3

Report of Independent Auditors

Board of Directors
IFS Fund Distributors, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of IFS Fund Distributors, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 23, 2004